UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR
For the fiscal year ended March 31, 2022
or

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: N/A
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION

Digital Turbine, Inc.
Full Name of Registrant

Former Name (if applicable)

110 San Antonio Street, Suite 160
Address of Principal Executive Office (Street and Number)

Austin, Texas 78701
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒
a.The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
b.The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
c.The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached (if applicable).

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

As previously announced, Digital Turbine, Inc. (the “Company”) consummated two significant strategic acquisitions during the fiscal year ended March 31, 2022. In addition, the Company filed amended Form 10-Q/As for the quarterly and year-to-date periods ended June 30, 2021, September 30, 2021, and December 31, 2021, on May 27, 2022 (the “Form 10-Q/As”) related to the previously-disclosed restatement of financial statements during such periods. The inclusion of the acquisitions in the audit of the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year-ended March 31, 2022 and the filing of the Form 10-Q/As have utilized significant internal resources, which has impacted the Company’s ability to provide all the necessary information to their auditors for them to complete the audit. As a result, the Form 10-K cannot be filed within the required time period. The Company expects to file the Form 10- K within the fifteen-calendar day grace period, as provided by Rule 12b-25 of the Securities Exchange Act of 1934.

As disclosed in the Company’s Form 10-Q/As filed with the SEC on May 27, 2022, the Company has identified a material weakness in its internal control over financial reporting related to the presentation of certain revenue net of license fees and revenue share expense and the classification of certain hosting costs. Although the Company’s management is still in the process of assessing the effectiveness of internal control over financial reporting as of March 31, 2022, the Company expects to report such material weakness in the Company’s internal control over financial reporting in the Form 10-K, and to therefore conclude that the Company did not maintain effective internal control over financial reporting and disclosure controls and procedures as of March 31, 2022.
PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification.

Barrett Garrison	512	387-7717
(Name)	(Area Code)	(Phone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months, or for such shorter period that the registrant was required to file such report(s), been filed? If answer is no, identify report(s). Yes ☒    No ☐
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes ☒    No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company reported its results for the fiscal year and fiscal quarter ended March 31, 2022, in its Current Report on Form 8-K furnished with the Securities and Exchange Commission on May 31, 2022.

Digital Turbine, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

May 31, 2022	By:	/s/ Barrett Garrison
Barrett Garrison
Executive Vice President and Chief Financial Officer